OMV Investor News

May 28, 2008

OMV signs EUR 1.5 bn revolving credit facility

- 3-year syndicated revolving credit facility signed
- Potential utilisation for general corporate purposes
- Credit volume amounts to EUR 1.5 bn

OMV Finance Limited, under guarantee from OMV Aktiengesellschaft (OMV) on Wednesday, May 28, 2008 signed a new EUR 1.5 bn 3-year syndicated revolving credit facility. The syndication was oversubscribed by more than 35%, allowing the facility to be increased from the initial launch amount of EUR 1.25 bn and demonstrating the strength of the support OMV enjoys from its key relationship banks despite the challenging conditions in global financial markets.

The transaction was arranged by ABN AMRO, Bank Austria, Barclays Capital, JPMorgan and Société Générale Corporate & Investment Banking as Mandated Lead Arrangers. ABN AMRO, Bank Austria, Barclays Capital and JPMorgan acted as Bookrunners during the syndication process. The syndicate comprises a total of 19 domestic and international lenders. The facility will be used for general corporate purposes and the margin is set at 50 bps p.a. over EURIBOR.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations   Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press   Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press   Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January–June 2008 on August 6, 2008

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